October 7, 2009
FILED VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention:	Kathleen Collins, Branch Chief — Accounting Jason Niethamer, Senior Staff Accountant Kevin Dougherty, Staff Attorney Maryse Mills-Apenteng, Special Counsel
Re:	PROS Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 filed February 26, 2009 Form 10-Q for the Fiscal Quarter Ended June 30, 2009 filed August 6, 2009 File No. 001-33554
Ladies and Gentlemen:
          We are writing this letter in response to the comment letter dated September 23, 2009 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Form 10-K for the Fiscal Year Ended December 31, 2008 filed February 26, 2009 (the “Form 10-K”) and Form 10-Q for the Fiscal Quarter Ended June 30, 2009 filed August 6, 2009 (File No. 001-33554) by PROS Holdings, Inc. (the “Company”). This letter restates the numbered comments of the Staff and the discussion set out below each comment is the Company’s response. The Company intends to file an Amendment No. 1 to Form 10-K (“Amendment No. 1”) upon the resolution of the comments raised by the Staff in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
General
1.	We note your response to prior comment 3 in which you indicate that any quantification of timing of future revenue recognition from contracts in place would be misleading to investors. However, our prior comment inquired about your consideration for quantifying the impact that the various factors have had on the Company’s revenue when comparing prior periods. As such, we reissue a portion of our prior comment which asks how you considered providing quantification and/or clarification for each source that contributed to a material change in your MD&A discussion. In this regard, tell us your consideration to quantify the number of implementations from period to period and explain how the “current mix of business’* impacted the Company’s revenues from period to period. We refer you to Section III.D of SEC Release No. 33-6835 and Section IILB of SEC Release No. 33-8350,
3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com

Response: The Company advises the Staff that it will revise its MD&A disclosures in future periods to more specifically identify the factors impacting revenue. In particular, the Company will quantify the percentage increase or decrease period over period in each of the number of projects for which implementation services are provided, the number of man-days and the revenue per man-day. The Company also will provide disclosure as to the reasons for changes in those factors period over period.

2.	We note your response to prior comment 5 and it remains unclear why you believe that disclosing “bookings” would be misleading to an investor’s understanding of the Company’s performance. In this regard, we note that “aggregate license and implementation revenue is equal to bookings over an extended period.” We further note from your response to prior comment 3 that implementation contracts currently in place, provide the Company with visibility into future revenues. Please confirm whether the Company’s bookings are firm orders to deliver software and provide implementation services in the future. If so, tell us consideration you gave to disclosing the total amount of the Company’s backlog orders (“bookings”) as required by Item 101(c)(l)(viii) of Regulation S-K.

Response: The Company confirms that its contracts with its customers are believed to be firm contracts to provide software products and related implementation and maintenance services, but the timing and values of bookings and related revenue recognition are widely variable and do not correlate to the Company’s financial performance. The Company respectfully submits to the Staff that the Company does not believe its estimated bookings value of its contracts represent backlog orders in the context of Item 101(c)(1)(viii).

The bookings value of each of the Company’s contracts is based upon a number of factors including the nature of the contract (e.g, time and materials, fixed-fee, subscription or change orders), the contract value, and the products and services purchased. In addition, as the following charts indicate, there is substantial variability in bookings from period to period:

Historical percentage of license and implementation bookings by quarter

	2004	2005	2006	2007	2008
Q1	10.6%	10.5%	18.0%	27.1%	34.8%
Q2	16.5%	19.2%	19.2%	36.2%	14.4%
Q3	29.5%	18.5%	49.0%	24.6%	31.9%
Q4	43.4%	51.8%	13.8%	12.1%	18.9%
Total	100.0%	100.0%	100.0%	100.0%	100.0%
3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com

Historical percentage increase (decrease) of sequential license and implementation bookings by quarter

	2004	2005	2006	2007	2008
Q1	10.1%	(59.7%)	(52.5%)	111.3%	203.7%
Q2	55.6%	82.4%	6.9%	33.2%	(58.6%)
Q3	77.9%	(4.0%)	154.9%	(32.1%)	122.0%
Q4	47.3%	180.5%	(71.9%)	(50.8%)	(40.7%)
Even with all of the variances described above, the Company’s revenue increased sequentially quarter to quarter from 2006 through 2008.

In addition, Item 101(c)(1)(viii) requires issuers to indicate the portion of backlog that the issuer reasonably expects not to be filled within the current fiscal year. The timing of recognition of the Company’s revenue depends on the timing of the implementation services provided under its contracts. The timing under current implementation contracts are not indicative of the timing of revenue recognition under new implementation contracts as implementation periods vary significantly. Once implementations have begun, implementation periods can be delayed by customers, for reasons beyond the control of the Company, which impacts the timing of the revenue recognition. Implementation periods have ranged generally from six months to as much as several years.

As the Company has previously disclosed, it believes that its ability to reasonably estimate the timing of revenue recognition is limited to near-term quarters. The timing of revenue recognition changes when implementation periods change which occurs when a customer requests a change or delay. For example, as the Company has previously disclosed, a customer put a project on hold at the end of 2008 for an anticipated 15 months from the original schedule.

Based on the foregoing, although the Company’s contracts with its customers are believed to be firm, the Company believes that disclosure of its bookings / backlog or the estimated timing of future revenue recognition would be misleading to investors. The Company also believes that disclosure of its bookings / backlog could negatively impact the Company’s ability to negotiate contracts with its customers. The Company’s revenue recognition model substantially alleviates the pressure to sign a contract at the end of a period because the Company recognizes little, if any, revenue during the period. As a result, the Company does not seek to accelerate bookings in any particular period, enabling the Company to negotiate better terms with its customers.

3.	We note your response to prior comment 8 where you indicate that revenue recognition for maintenance on contracts with rates negotiated above or below the Company’s average maintenance rates are all accounted for the same. While we note that you provided the average maintenance rates for each of the last three fiscal years, please also provide the range of rates charged by industry for each period. For any renewal rates that are significantly below the Company’s normal pricing practices, tell us how you determined that such rates are substantive and how you concluded that rates renewal below your normal pricing practice are representative of VSOE of fair value for maintenance.
3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com

Response: The Company did not have any maintenance renewal rates that were significantly below the Company’s normal maintenance pricing practices during the years ending 2006 - 2008. The range of renewal rates for maintenance expressed as a percentage of the license fee for each of the Company’s customers’ industries and the concentration around those rates around the fair value of VSOE are set forth in the table below.

				Concentration
2008	Range			Renewals between 85% and 115% of
Industry	Low	High	Average	average
A	19%	36%	22%	71%
B	17%	20%	18%	100%
C	17%	20%	18%	100%
D	17%	20%	19%	100%
E	25%	26%	25%	100%

				Concentration
2007	Range			Renewals between 85% and 115% of
Industry	Low	High	Average	average
A	20%	24%	23%	100%
B	21%	22%	21%	100%
C	18%	20%	19%	100%
D	18%	22%	21%	100%
E	n/a	n/a	n/a	n/a

				Concentration
2006	Range			Renewals between 85% and 115% of
Industry	Low	High	Average	average
A	15%	22%	20%	89%
B	17%	31%	20%	85%
C	17%	25%	18%	88%
D	22%	25%	24%	100%
E	18%	20%	19%	100%
In all industries across the periods for 2007 and 2008, 100% of the maintenance rates were between 85% and 115% of the average rate except for Industry A in 2008 which had one rate above 115% of the average. In 2006, Industry A had one customer with a rate below 85% of the average and Industries B and C each had one customer with a rate above 115% of the average. The Company respectfully submits to the Staff that it has established VSOE based on the contractually stated renewal rate as negotiated independently and based on a percentage of license revenue.
3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com

4.	We note your response to prior comment 14 and we reissue our comment. Please note that Item 402(b)(2)(vii) addresses both individual performance and individual contribution to specific items of corporate performance. Each would be considered material information with respect to your compensation discussion and analysis to the extent that either, or both, affected the committee’s compensation decisions, Given your response that the compensation committee considered the executives’ individual performance “historically as a benchmark,” and given your disclosure that you increased compensation for certain executive officers in part based on their performance during the relevant period, a discussion identifying specific individual achievements and demonstrating how they resulted in specific compensation decisions is warranted.

Response: The Company respectfully advises the Staff that the compensation committee did not consider specific individual achievements in making specific compensation decisions. The committee considered the executives’ individual performances in 2007 and earlier years as representative of their continuing ability to perform the functions and to fulfill the responsibilities of their respective positions. The compensation committee did not identify individualized objectives by which it evaluated the officers’ performance or contribution to specific items of corporate performance in 2007 or 2008 for which disclosure would be applicable. The Company will further clarify its disclosure in future periods to ensure that it more clearly describes the considerations of the committee in this regard.

5.	In response to prior comment 12 you explain that the “analysis” of competitive market pay levels was not based on any study of comparable companies, but rather only on the “personal experience and judgment” of the compensation committee. Please explain in greater detail how the “analysis and observation” of competitive market pay levels was conducted pursuant to the committee’s “personal experience and judgment,” To the extent the committee used compensation data about other companies as a reference point on which to base, justify or provide a framework for a compensation decision, the committee may have engaged in benchmarking and the names of the comparable companies would need to be disclosed. Refer to Question 118.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K, available on our website. Please advise.

Response: The Company respectfully advises the Staff that the compensation committee did not rely on any benchmark or other compensation data of other companies in establishing executive compensation. The Company confirms for the Staff that the language on page 24 of the proxy relating to “analysis and observations of competitive market pay levels” was not intended to suggest otherwise or to differentiate the process of the committee as described on page 18 of the proxy, specifically:

“Our Compensation Committee did not rely on any benchmark studies of comparable companies in establishing executive compensation. Rather, we relied upon the experience and expertise of management and the members of our Compensation Committee to adopt executive compensation programs...”

The Company will further clarify its language in future periods to ensure that the disclosure more clearly describes the extent to which the compensation committee relied on any benchmark or other compensation data of comparable companies.
3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com

6.	Your response to prior comment 16 does not address the introductory language omitted from paragraph 4 relating to your internal control over financial reporting. Please provide this information, in addition to the paragraph 4(b) information, in your amended Form 10-K.

Response: The Company will amend the certifications contained in Exhibits 31.1 and 31.2 to provide the requisite information.
          Please do not hesitate to contact me at (713) 335-5151 if you have any questions regarding this letter.

Sincerely, PROS HOLDINGS, INC.
By:	/s/ Charles H. Murphy
Charles H. Murphy
Chief Financial Officer

cc:	Albert Winemiller (PROS Holdings, Inc.) John J. Gilluly III (DLA Piper LLP US)
3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com